UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RULE 14f-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Commission file number  0-26175
DISCOVERY INVESTMENTS, INC. (Exact name of small business issuer as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	88-0409151 (I.R.S. Employer Identification No.)

6767 W. Tropicana Avenue, Suite 207 Las Vegas, NV 89103 (Address of principal executive offices)

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
July 16, 2002

This report is furnished by the Board of Directors of Discovery Investments, Inc., a Nevada corporation, to the holders of our common shares in order to provide notice of a change in the majority of the directors of our company. On the tenth day following the filing of this Rule 14f-1 Report, Paul Mann, Michael Kinley and Terry Laferte will be appointed directors of our company. In addition, Mr. Mann will be appointed our Chairman and Chief Executive Officer, Mr. Kinley will be appointed our Chief Financial Officer and Mr. Laferte will be appointed our Vice President of Technology. Following the appointment of the new directors and officers, Donald Bell, currently our sole director and our President, will resign from his positions with our company. The addition of Mssrs. Mann, Kinley and Laferte to our Board of Directors constitutes a change in the majority of our directors.

The appointments of Mssrs. Mann, Kinley and Laferte will be made in connection with the closing of our company's acquisition of 100% of the issued and outstanding shares of Cavio Corporation, in exchange for an aggregate of 14,000,000 common shares in the capital of our company. Mr. Mann is currently the President and Chief Executive Officer of Cavio Corporation and Mr. Laferte is currently Cavio's Vice President of Technology and Operations.

This information is provided for information purposes only. We are not soliciting proxies in connection with the information provided in this report. You are not required to respond to this report.

As at July 16, 2002, there were 24,499,582 common shares in the capital of our company issued and outstanding. This report is being mailed to shareholders of record on or about July 19, 2002.

Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The following table sets forth certain information for each director, officer and person who will become a director of our company:
Name	Age	Position	Since
Donald Bell	38	President and Director	February 28, 2002
Paul Mann	43	Nominee (President, Chairman and Director)	Not applicable
Michael Kinley	52	Nominee (Chief Financial Officer and Director)	Not applicable
Terry Laferte	42	Nominee (Vice President of Technology and Director)	Not applicable

DONALD BELL

Mr. Bell has worked within the investment community for the past 15 years, including positions as an investment adviser with Pacific International Securities Inc. of Vancouver BC, and as the Vice President of corporate finance and business development for a publicly traded mining and resource company. Over the past five years, Mr. Bell has been self-employed.

PAUL MANN

Since February, 1999, Mr. Mann has been the President and Chief Executive Officer of Cavio Corporation, a company that provides internet users with a tool to protect themselves from fraud, misrepresentation, security and privacy abuses. Since 1996, he has also been a partner of The Business Development Corporation from, specializing in international trade and marketing. From 1993 to 1996, he was President of MHI where he was responsible for start-up, development and operations of a group of companies specializing in international trade services. Mr. Mann has held a variety of senior posts with companies throughout Europe and North America, including Erith Plc. and Eurodata Ltd. and was instrumental in the successful launch of several startup companies.

MICHAEL KINLEY, C.A.

Mr. Kinley is currently the President of Winslow Associates Management & Communications Inc., a private business management and investor communications firm, a position he has held since March 1993. He is also the President of Abstract Enterprises Corp., a company listed on the TSX Venture Exchange. In addition, Mr. Kinley is a director of Noise Media Inc., a company also listed on the TSX Venture Exchange, and was Noise Media Inc.'s President from January, 2000 to March, 2001. He was previously a partner in KPMG Chartered Accountants. Mr. Kinley has also served as a director and officer of certain other public companies, namely Mispec Resources Inc., Altera Resources Inc. and Fort Point Resources Ltd.

TERRY LAFERTE

Since June 2000, Mr. Laferte has acted as the Vice President of Technology and Operations of Cavio Corporation, a company that provides internet users with a tool to protect themselves from fraud, misrepresentation, security and privacy abuses. Prior to his position with Cavio Corporation, between June 1993 and June 2000, Mr. Laferte was the Manager of Software Development for CSRS Developments Ltd. Mr. Laferte has a background in financial systems development and the creation of key back-end database systems.

There are no family relationships among our directors, executive officers and people who will become directors of our company.

No director, executive officer or person who will become a director of our company has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it. No director, executive officer or person who will become a director of our company has been convicted of a criminal offence or is the subject of a pending criminal proceeding. No director, executive officer or person who will become a director of our company has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

Changes in Control

On February 28, 2002, all of our officers and directors resigned from their positions with our company and our current President and sole director, Donald Bell, was appointed to his positions. On May 5, 2002, pursuant to the terms of a Plan and Agreement of Reorganization, we acquired all of the issued and outstanding shares of Bycom Media Inc., which were held by C. Philip Yeandle, in exchange for 4,800,000 common shares in the capital of our company. Following the acquisition of Bycom Media Inc. and the declaration of the stock dividend by our company (as described below), Mr. Yeandle held 68.6% of the issued and outstanding shares in our company, representing a change in control of our company.

On April 25, 2002, a resolution was adopted by our sole director that resulted in a stock dividend. On May 6, 2002, we caused our transfer agent to issue and deliver to each shareholder of record two and one-half (2 1/2) common shares in the capital of our company for each one (1) share held by each shareholder. In lieu of issuing a fractional share certificate, fractional shares were rounded up to a full share.

On the tenth day following the filing of this Rule 14f-1 Report, Paul Mann, Michael Kinley and Terry Laferte will be appointed directors of our company. The addition of Mssrs. Mann, Kinley and Laferte to our Board of Directors constitutes a change in the majority of our directors.

Legal Proceedings

We know of no material, active or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers, people who will become directors or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

Executive Compensation

For the fiscal year ended December 31, 2001, none of our officers and/or directors received any compensation for their respective services rendered to our company, nor have they received such compensation in the past.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by our company for the benefit of our employees.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as at July 16, 2002, certain information with respect to the beneficial ownership of our common stock by each shareholder known by us to be the beneficial owner of more than five percent (5%) of our common stock, by each of our current directors and executive officers and by those people who will become directors of our company. Each person has sole voting and investment power with respect to the shares of common stock, unless otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, unless otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Donald Bell 35 Church Street, Suite 206 Toronto, ON M5E 1T3	nil	nil
Paul Mann 5th Floor, 21 Water Street Vancouver, BC V6B 1A1	8,848,155 common shares	23.0%
Michael Kinley 4107 Dominion Street Burnaby, BC V5G 1C5	200,000 common shares	0.5%
Terry Laferte 5th Floor, 21 Water Street Vancouver, BC V6B 1A1	750,000 common shares	1.9%
Philip Yeandle 35 Church Street, Suite 206 Toronto, ON M5E 1T3	16,800,000 common shares	43.6%
Kimberly Lynn Jack 1916 East 50th South Witchita, Kansas 57218	1,928,073 common shares	5.0%
Scott A. Jack 1916 East 50th South Witchita, Kansas 57218	1,925,000 common shares	5.0%
Directors, Executive Officers and People Who Will Become Directors as a Group	9,798,155 common shares	25.5%

(1) Based on 38,499,582 common shares issued and outstanding as at July 16, 2002, reflecting the issuance of 14,000,000 common shares in the capital of our company as consideration for all of the issued and outstanding shares of Cavio Corporation.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, the persons or entities named in the table above have sole voting and investment power with respect to all shares indicated as beneficially owned by them.

Certain Relationships and Related Transactions

Except as disclosed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, people who will become directors, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

On June 13, 2002, we entered into an agreement with Cavio Corporation pursuant to which we will acquire 100% of Cavio's issued and outstanding shares in exchange for an aggregate of 14,000,000 common shares in the capital of our company. As previously mentioned, two of the people who will become directors of our company, namely Paul Mann and Terry Laferte, are, respectively, the President and Chief Executive Officer and the Vice President of Technology and Operations of Cavio Corporation. The acquisition closed in escrow on July 8, 2002.

We have no policy with respect to entering into transactions with members of management or affiliated companies. Any non arm's length transaction we consider will be reviewed and voted on by disinterested members of our board of directors.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish our Company with copies of all Section 16(a) reports they file.

To the best of our knowledge, our executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Committees of the Board of Directors

We do not have an audit, nominating or compensation committee of our board of directors.

Meetings of the Board of Directors

During the year ended December 31, 2001, our board of directors did not hold any meetings but acted through written consent of the board of directors.

SIGNATURES

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

DISCOVERY INVESTMENTS, INC.

/s/ Donald Bell
Donald Bell, President and Director
Date: July 23, 2002